

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Michael J. Garberding
Chief Financial Officer
Enlink Midstream Partners, LP
Enlink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **Enlink Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for Quarterly Period Ended March 31, 2015**
> **Filed May 6, 2015**
> **File No. 1-36340**
>
> **Enlink Midstream, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for Quarterly Period Ended March 31, 2015**
> **Filed May 6, 2015**
> **File No. 1-36336**

Dear Mr. Garberding:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to EnLink Midstream LLC. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Enlink Midstream Partners, LP.

Selected Financial Data

Non-GAAP Financial Measures

Distributable Cash Flow, page 52

2. Please explain to us why your maintenance capital expenditures as presented in your reconciliation on page 54 do not agree with the comparable amounts reflected in your table setting forth your primary use of cash related to investing activities on page 69.

3. We note a significant component of your distributable cash flow calculation is maintenance capital expenditures, which reduce the cash flow available for distribution to your unitholders. Since the definition of this term may vary within the industry, please tell us your consideration of disclosing how you define maintenance capital expenditures along with clarification of specifically what you are maintaining.

Capital Requirements, page 74

4. Please disclose your policy for determining which expenditures are classified as growth capital expenditures as opposed to maintenance capital expenditures providing examples of each type of expenditure.

Consolidated Balance Sheets, page F-4

5. Please tell us whether there are any items included in other current liabilities that exceed five percent of total current liabilities. If so, please state separately, in the balance sheets or in the notes thereto, any item in excess of five percent of total current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in other current liabilities. Please refer to Rule 5-02 of Regulation S-X (ASC 210-10-S99-1).

Consolidated Statement of Operations, page F-5

6. Please tell us how you presented earnings per unit in the comparative periods to reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in the merger. Refer to ASC 805-40-45-3 through 5.

7. Please quantify, on an absolute dollar basis, the revenue generated from midstream energy services, sales of products and other sales. Please tell us what consideration you gave to separately disclosing revenues and cost of revenues by products, services and other pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.

Consolidated Statements of Changes in Partners' Equity, page F-6

8. Please tell us why you did not restate the equity structure of Enlink Midstream Partners, LP to reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in the Devon merger transaction accounted for as a reverse acquisition. Refer to ASC 805-40-45-1 through 2.

(3) Acquisition, page F-14

9. Please disclose the percentage of voting equity interest acquired in the acquisitions that occurred during the period. Refer to ASC 805-10-50-2.

E2 Drop Down, page F-15

10. We note your disclosure that the E2 Drop Down transaction was accounted for as an acquisition under common control under ASC 805, resulting in retrospective adjustment of your prior results. Please expand your disclosure to clarify the period in which you concluded the entities were under common control. In this regard it appears your predecessor and the E2 Drop Down entities have common control. Refer to ASC 805-50-45-4 and 5.

(4) Affiliate Transactions

Tax Sharing Agreement, Page F-19

11. Please tell us why the total distributions-continuing and discontinued operations presented in the table for the years ended December 31, 2013 and 2012 do not agree to amounts presented in consolidated statements of changes in partners' equity for those respective years.

(6) Income Taxes, page F-23

12. Please tell us your basis in GAAP for recognizing the elimination of the deferred federal and state income tax liabilities through equity as opposed to including amounts in income from continuing operations. Refer to ASC 740-10-45-19.

(13) Commitments and Contingencies

(d) Litigation Contingencies, page F-34

13. We note your disclosure that you are not aware of any litigation or administrative proceedings that you believe will have a material adverse effect on your results of

operations or financial position. Please also disclose whether or not you are aware of any litigation or administrative proceedings that you believe will have a material adverse effect on your cash flows.

(14) Segment Information, page F-35

14. We note you do not separately disclose revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50 and tell us how you considered the related guidance.

EnLink Midstream, LLC

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated Statements of Changes in Partners' Equity, page F-6

15. Please tell us why you did not retroactively restate the equity structure of Enlink Midstream LLC related to the issuance of units for the reorganization of predecessor equity. Refer to ASC 505-20.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Consolidated Statement of Changes in Partners' Equity

16. We note your disclosure on page 11 of the additional 25% limited partner interest in Midstream Holdings acquired from Acacia, a wholly-owned subsidiary of ENLC. Please explain to us and revise your disclosure in the future to describe the nature of the "Adjustment of interest in Midstream Holdings" including how you determined the amount of the adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief